SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Arcus Biosciences, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03969F109

(CUSIP Number)

Juan Jaen, Ph.D.

Arcus Biosciences, Inc.

3928 Point Eden Way

Hayward, CA 94545

Telephone:  (510) 694-6200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 13, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03969F109

1.	Name of Reporting Persons. Juan Jaen, Ph.D.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 322,727 (1)
	8.	Shared Voting Power 1,572,240 (2)
	9.	Sole Dispositive Power 322,727 (1)
	10.	Shared Dispositive Power 1,572,240 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,894,967 (3)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.92% (4)
14.	Type of Reporting Person (See Instructions) IN

(1)

Consists of 189,393 shares of Common Stock held directly by Juan Jaen, Ph.D., and 133,334 shares of Common Stock underlying options exercisable within sixty days of October 1, 2020. Numbers of shares are reported as of October 1, 2020.

(2)	Consists solely of shares of Common Stock held by Juan Carlos Jaen and Anita Galeana 2000 Trust. Number of shares is reported as of October 1, 2020.

(3)	See footnotes (1) and (2)

(4)

Based on 64,906,328 shares of Common Stock that were outstanding on July 31, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed August 6, 2020, and an additional 133,334 shares of Common Stock which would be outstanding if all of Dr. Jaen’s options exercisable within 60 days were exercised.

CUSIP No. 03969F109

1.	Name of Reporting Persons. Anita Galeana
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,572,240 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,572,240 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.42% (2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Consists solely of shares of Common Stock held by Juan Carlos Jaen and Anita Galeana 2000 Trust. Number of shares is reported as of October 1, 2020.

(2)	Based on 64,906,328 shares of Common Stock that were outstanding on July 31, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed August 6, 2020.

CUSIP No. 03969F109

1.	Name of Reporting Persons. Juan Carlos Jaen and Anita Galeana 2000 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 1,572,240 (1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 1,572,240 (1)
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,572,240 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.42% (2)
14.	Type of Reporting Person (See Instructions) OO
(1)	Numbers of shares are reported as of October 1, 2020.

(2)	Based on 64,906,328 shares of Common Stock that were outstanding on July 31, 2020, as reported in the Company’s Quarterly Report on Form 10-Q filed August 6, 2020.

CUSIP No. 03969F109

Explanatory Note

Pursuant to Rule 13d-2 under the U.S. Securities Exchange Act of 1934, as amended, this Amendment No. 1 (the “Amendment”) amends and supplements certain items of the Schedule 13D for the shares of common stock of Arcus Biosciences, Inc. (the “Issuer”), filed with the U.S. Securities and Exchange Commission on March 5, 2020 (the “Original Schedule 13D”).  This Amendment is filed by Juan Jaen, Ph.D., Anita Galeana and the Juan Carlos Jaen and Anita Galeana 2000 Trust (collectively, the “Reporting Persons”).

This Amendment is being filed due to a reduction of beneficial ownership by the Reporting Persons. This Amendment is being filed to report that the Reporting Persons no longer have beneficial ownership of in excess of 5% of the outstanding shares of common stock of the Issuer.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a) – (b) The following reports the beneficial ownership of the Issuer’s Common Stock by the Reporting Persons:

	Total	Percentage Outstanding (1)	Right to Acquire w/ 60 days	Sole Voting Power	Shared Voting Power	Sole Investment Power	Shared Investment Power

Juan Jaen, Ph.D.	1,832,466	2.92%	133,334	322,727	1,572,240	322,334	1,572,240
Anita Galeana	1,572,240	2.42%	0	0	1,572,240	0	1,572,240
Jaen Trust	1,572,240	2.42%	0	1,572,240	0	1,572,240	0

(1)Numbers of shares are reported as of October 1, 2020.

(c)

On October 13, 2020, the Jaen Trust transferred, by way of gift, an aggregate of 1,207,000 shares of the Issuer’s common stock to various family trusts over which the Reporting Persons have neither voting nor investment control.

(d) Not applicable.

(e)  Not applicable.

CUSIP No. 03969F109

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2020By: /s/ Juan Jaen

Juan Jaen, Ph.D.

Date: October 15, 2020By: /s/ Anita Galeana

Anita Galeana

Date: October 15, 2020	JUAN CARLOS JAEN AND ANITA GALEANA 2000 TRUST

By: /s/ Juan Jaen

Juan Jaen, Trustee